MARKET VALUE POTENTIAL
                          PERFORMANCE INCENTIVE PLAN


PLAN DESCRIPTION


1.  PURPOSE OF PLAN

The purpose of this plan is to provide incentive to select key employees to effectively utilize company capital thereby maximizing the value of shareholder investment. This plan aligns participant compensation incentive with the factors upon which the Company's market value is driven.

2.  DEFINITIONS

2.1 "Pay Position Policy" is a statement of salary, bonus formula and expense allowances prepared for each key employee each year as approved by the Board of Directors of RLI Corp. at their annual meeting. This incentive plan description is part of the pay position policy statement and is not to be construed as an employment agreement.

2.2  "Company" means RLI Corp.

2.3 "Participant" is a key executive of the Company designated by the Board of Directors of the Company to be eligible for the plan.

2.4 "Plan Administration Committee" consists of the RLI Insurance Company's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Administrative Vice President. The Committee is authorized to interpret the plan and may, from time to time, adopt such rules and regulations necessary for the administration of the plan as it shall determine. Decisions of the Committee shall be final, subject at all times to review or change by members of the Executive Resources Committee who are outside directors, within the meaning of Section 162(m) of the Internal Revenue Code, of the Board of Directors of the Company.

2.5  "Award Year" is the Company's current fiscal year.

2.6 "Invested Capital" is the historic common and preferred stock investment including retained earnings plus outstanding debt instruments owned by outside parties as indicated on the Company's year-end audited financial statements.

2.7 "Blended Cost of Capital" is defined for purpose of this plan as the thirty-year U.S. Treasury Bill rate plus 6% modified by the Dow Jones Property & Casualty Insurance group beta on a five-year rolling average basis at the beginning of the year. This resulting rate is blended prorata (comparing market capitalization of the Company's stock with outstanding Company debt at cost or conversion price, whichever is higher) with the coupon or interest rate actually incurred on the outstanding debt. Should preferred stock be issued the historic investment after-tax will be blended with the historic common stock investment plus retained earnings.

2.8 "Actual Return" is the Company's GAAP fiscal year adjusted increase in shareholders' equity as calculated in Section 3.
2.9 "Required Return" is equal to the beginning of the year Invested Capital, times the Blended Cost of Capital plus the after-tax cost of any ESOP and excess ESOP contribution for the year in accordance with the plan provisions. This return is required before executive bonuses are eligible for payment. Amounts in excess of the Required Return equal Market Value Potential ("MVP") for bonus purposes.

Required Return will be adjusted quarterly on a time-weighted basis as follows:

2.91  Beginning Invested Capital:

2.911 At the end of each quarter the increase (or decrease) in Invested Capital, net of retained earnings, is divided by four. The result is multiplied by the number of quarters left in the fiscal year and added (or subtracted) to beginning capital;

2.912  The result equals adjusted Invested Capital;

2.913 The increase (or decrease) in Invested Capital is multiplied by the debt or equity component of the December 31 Blended Cost of Capital;

2.914  No adjustment will be made in the fourth quarter of the fiscal year.

2.10 "Cause" means failure to meet the Company's standards with respect to performance of duties, excessive absenteeism, unethical behavior, or violation of a material policy of the Company.

2.11 "Trade Secret" means information that: is used or intended for use in a trade or business; is included or embodied in a formula, pattern, compilation, computer software, drawing, device, method, technique or process; is not publicly known and is not generally known in the trade or business of the Company; cannot be readily ascertained or derived from publicly available information; and has significant economic value.

3.  BONUS CALCULATION

3.1  For bonus purposes, MVP is quantified as below:

3.11  Company ending GAAP book value:

3.111  Plus outstanding debt instruments at end of period;

3.112 Less additional investments in the Company in the form of stock issues (including ESOP and Excess ESOP stock purchases from the Company) or outside debt instruments issued during the year at issue price. This includes acquisitions using the Company's stock or debt whether pooled or not;

3.113  Plus any Company stock repurchases;

3.114  Plus any payment of debt principal;

3.115  Plus after-tax accrued interest paid on all outside debt instruments;

3.116  Plus shareholder dividends paid during the year;
3.117  Plus current year after-tax accrued executive MVP bonuses;

3.118  Plus current year after-tax accrued ESOP contribution;

3.119  Plus current year after-tax payment of preferred dividends.

3.12  Less Company beginning GAAP book value:

3.121  Plus outstanding debt instruments at beginning of period.

3.13  The result is the Actual Return for the Award Year.

3.2  The Actual Return less the Required Return is MVP.

3.3 Each Participant will be assigned a percent of MVP as determined annually by the Executive Resources Committee of the Company's Board of Directors. The assigned percent times MVP will be credited without limit to a memo bank account for each Participant. If the Required Return is not achieved, any amount less than the Required Return will be charged to the Participant's bank account at the same rate without limit.

3.4 The bonus for a Participant newly hired during the Award Year shall be calculated prorata beginning the first day of the following month of employment. The new Participant shall not be eligible to participate in the plan if hired during the fourth quarter.

3.5  Bonus Bank

As MVP bonuses are calculated after-tax, the earned bonus will be grossed up by the Company's marginal state and federal income tax rate and credited to the Participant's bonus bank account established for that purpose. If the Required Return is not earned, negative bonus will be grossed up by the same tax rates and charged to the Participant's bonus bank account. The grossed up debit or credit to the bank will be made without limit. These calculations shall be done immediately after the annual audit.

3.6 Interest will be paid in arrears by the Company to each Participant's bank account once a year on any unpaid positive balance before the current year's contribution. The interest rate applied will be the three-year U.S. Treasury Bill rate in effect at the end of the fiscal year.

3.7 After the Award Year bonus (or charge) and applicable interest are posted to the Participant's bank account and upon completion of the annual outside audit, 60% of any positive total bonus bank balance will be paid to the Participant and the amount of such payment will reduce the bank balance.

3.8 Positive or negative balances will be carried forward to the next year as long as the Participant is employed by the Company. The Participant will not be required to reimburse the Company for a negative balance upon termination of employment or otherwise.

3.9 Upon termination of employment (including retirement in accordance with the Company's normal retirement policies) should the Participant's bank account balance be positive, it will be payable to the terminated Participant subject to the following limitations:
3.91 The bank account balance of the terminated Participant will be calculated as of the end of the quarter in which the termination took place. The Participant's bank account balance will be at risk from a negative MVP charge only until that time. Twenty percent(20%) of the eligible positive balance will then be paid. Twenty percent(20%) of the remaining balance will then be paid twelve(12) months later. Thirty percent(30%) of the balance will be paid at twenty-four(24) months and the balance will be paid thirty-six(36) months after the date of termination. All payments are subject to the following benefits and restrictions:

3.911 At the Company's fiscal year-end, if the Participant's bank balance is positive, it will be credited in arrears with interest at the three-year U.S. Treasury Bill rate on that date;

3.912 During the payment period, the Participant must cooperate with the Company and must not divulge or use in any way, either directly or indirectly, whether or not for personal gain, proprietary Company information such as, but not limited to, customer lists, software, or Company procedures. The Participant must never disclose any Company Trade Secret;

3.913 The Participant agrees to give depositions and testify in any court matter effecting the Company without charging a fee. The Company will reimburse out-of-pocket transportation, meal and lodging costs;

3.914 The Participant does not directly or indirectly solicit Company employees to work for another company. In addition the Participant shall not directly or indirectly solicit any person who was employed by the Company within six months prior to the date the Participant's employment terminated;

3.915 The Participant shall not contact any producer of the Company for the purpose of soliciting business away from the Company. This restriction shall not apply to producers already licensed and/or producing with competitors.

4.  AMENDMENT AND TERMINATION OF PLAN

The Board of Directors of the Company may at any time terminate, modify or amend this plan. Any change shall not adversely affect the then existing earned bonus bank of each Participant.

5.  NONASSIGNABLE DEATH AND TOTAL DISABILITY

No right or interest of any Participant in the plan shall be assignable or transferable or subject to any lien, directly, by operation of law or otherwise, including execution, levy garnishment, attachment, pledge and bankruptcy. In the event of a Participant's death or total disability, payment of the then existing balance calculated to the end of the nearest quarter shall be made to the Participant together with interest calculated to the date of termination as described in Section 3.6. If deceased, payment will be made to the Participant's designated beneficiary, or in the absence of such designation, to the Participant's estate. If in the judgment of the Plan Administration Committee the beneficiary designation is insufficient, or if the designated beneficiary dies before all payments due have been made, any unpaid earned bonus amount will be made in the order noted during the lifetime of each individual beneficiary: the Participant's spouse if living, or if not, the Participant's then living descendants per stirpes, or if there are none, the Participant's estate.
6.  TAX WITHHOLDING

The Company shall deduct from payments under this plan any applicable Federal, state, local or other taxes including any interest, penalty or addition, whether disputed or not.

7.  HOLD HARMLESS

The Participant must hold the Company harmless from and pay any cost, expense or fee incurred by the Company in respect to any claim, due or demand asserted by any person, except the Company, against such Participant's MVP bonus amount or bank account balance.

8.  FUNDING

The MVP bank account balance is contingent upon future events, is unfunded, is subject to the claims of the general creditors of the Company, may not be assigned, sold, anticipated, pledged or otherwise transferred and shall not be subject to the claims of the Participant, the Participant's spouse, or their assigns. The foregoing sentence shall not relieve the Company of its obligation to pay the bonus when due under the terms of the plan.

9.  EMPLOYMENT OR RELATED AGREEMENTS

This plan shall not constitute an employment agreement between the Company and any Participant, as consideration for or as an inducement to any Participant to assume or remain employed by the Company. Nothing expressed in this plan shall be deemed to grant to any Participant any right to be retained in the service of the Company or to interfere with the right of the Company other than as limited by any written employment agreement between the Company and the Participant to the contrary. Notwithstanding any provision of the plan to the contrary, no Participant shall earn any benefit under this plan unless such Participant satisfies all conditions applicable to such Participant and such Participant's benefit to the subjective satisfaction of the Company.

10.  EFFECTIVE DATE

The effective date of the plan is January 1, 1996.

11.  APPLICABLE LAW

The validity and interpretation of the plan and all matters relating to it shall be determined under, and construed according to, the laws of the State of Illinois.

12.  INVALID PROVISION

If any term or provision of this plan or its application to any person or circumstance will to any extent be held invalid or unenforceable, the remainder of this plan, or the application of such term or provision to such person or circumstance other than that as to which is invalid or unenforceable, will not be effected. Each term or provision of this plan is valid and will be enforced to the fullest extent permitted by law.

13.  NOTICES

All notices, requests, communications and demands shall be in writing and shall be deemed to have been duly given if delivered in person or sent by registered or certified mail, postage prepaid, to the Company at its principal place of business, or to such other address as the Company shall periodically designate by written notice. In the case of the Participant, notice shall be mailed to the Participant's last known principal place of residence or to such other address as the Participant shall periodically designate by written notice.

14.  VENUE

As a substantial portion of the duties and obligations of the parties created by the plan are performable in Peoria, Illinois, it shall be the sole and exclusive venue for any arbitration, litigation, special proceedings, or other proceedings between the parties in connection with the plan.

15.  WAIVER

The waiver by the Company of any breach of this plan, whether in a single instance or repeatedly, shall not be construed as a waiver of rights under the plan. Such breach shall not be construed as a waiver by the Company to strictly adhere to the terms and conditions of this plan, nor as a waiver of any claim for damages or other remedy by reason of any such breach.
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